UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Drop Delivery Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

June 14, 2019

Physical Address of Issuer:

2554 Lincoln Blvd. #405, Venice, CA 90921, United States

Website of Issuer:

www.dropdelivery.com

Current Number of Employees:

0 full-time employees.

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)*
Total Assets	$26,161	$413,325
Cash & Cash Equivalents	$19,151	$409,131
Accounts Receivable	$7,010	$1,194
Current Liabilities	$344,866	$110,319
Long-Term Liabilities	$36,482	$0
Net Revenues	$739,264	$240,655
Cost of Goods Sold	$0	$0
Taxes Paid	$800	$800
Net Income/(Net Loss)	$(803,206)	$(638,368)

*The Company's financials are for the years-ended January 31, 2022 and January 31, 2021, respectively.

Table of Contents

Drop Delivery Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Drop Delivery Inc. ("**Drop Delivery,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.dropdelivery.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 14, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Vanessa Gabriel
(Signature)

Vanessa Gabriel
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Vanessa Gabriel
(Signature)

Vanessa Gabriel
(Name)

Director
(Title)

October 14, 2022
(Date)

/s/Marc Lopez
(Signature)

Marc Lopez
(Name)

Director
(Title)

October 14, 2022
(Date)

/s/Jade Gabriel
(Signature)

Jade Gabriel
(Name)

Director
(Title)

October 14, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
October 14, 2022

Drop Delivery Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Drop Delivery is a SaaS based logistics and delivery software company that enables small-to-enterprise level cannabis delivery companies advertise, distribute, and deliver their cannabis-related consumer products in accordance with state regulation. The Company replaces multiple software vendors for dispensary and delivery companies´ day-to-day operations via SaaS related software that provides a turnkey delivery management solution. Platform benefits include increased sales and retention, CRM, loyalty programs and last mile delivery among others. The Company was originally formed as a California corporation on June 14, 2019 and named Drop Delivery, Inc. On October 7, 2019, the Company changed its name to Drop Technologies, Inc. On August 31, 2020, the Company changed its name to Drop Delivery Inc.

The Company is headquartered and conducts business in California. The Company also sells its products and services through the Internet and throughout the United States and its territories, as well as Canada.

The Company's website is www.dropdelivery.com.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have limited history upon which an evaluation of our prospects and future performance can be made. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our current revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if third-party vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise.

We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We face risks related to the cannabis industry.

As a company focused on the cannabis industry, our Company faces all of the risks that are unique to operating in this emerging industry. Federal law prohibits the use of cannabis, and our business is dependent on the growth of the cannabis industry. If the current, or a future, federal administration adopts policies promoting the stricter enforcement of federal law, our business would be materially adversely affected. In addition, the cannabis industry is extremely speculative. Although a number of states have decriminalized cannabis to varying degrees and other states have created exemptions specifically for medical cannabis, it remains fully illegal in 10 states (as of August 2022). Additionally, in most states the cultivation of cannabis for personal use continues to be prohibited. Active enforcement of these state laws could have a material adverse effect on our business, operations and prospects. In addition, although we do not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, it is possible that we may be accused by federal or state agencies of violating certain laws or regulations that involve cannabis as a result of the promotion through our media platforms of those companies that do cultivate, dispense or sell cannabis. An adverse finding could have a material adverse impact on our business, operations and prospects.

Disruptions to cultivation, manufacturing and distribution of cannabis in multiple states may negatively affect our ability to provide delivery and logistical services for such products.

Certain state law requires that all commercial cannabis businesses, including cultivators, dispensaries, delivery services, extractors, concentrate, edible and topical manufacturers, distributors, and testing laboratories hold a state license in order to operate. For example, the Bureau of Cannabis Control (BCC) is the lead agency in regulating commercial cannabis licenses for medical and adult-use cannabis in California, which agency is responsible for licensing retailers, distributors, testing labs, and temporary cannabis events. We currently partner with third party cultivators, extractors, manufacturers, distributors and similar businesses to provide delivery and other logistical services. Where required, these third parties may operate under licenses that have been granted by state regulators, however, no assurance can be given that our current supply chain partners will be successful in keeping such licenses. In the event any state regulator rescinds or changes the status of their licenses, our operations would be impacted and potentially cease.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. For example, Congress and/or the FDA may attempt to change the classification for marijuana and modify rules for the banking industry's ability to participate in the cannabis industry. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our success may be dependent on additional states legalizing recreational and/or medical cannabis use.

Continued development of the recreational and medical cannabis markets is dependent upon continued legislative authorization of cannabis at the state level for recreational and/or medical purposes. Any number of factors could slow or halt the progress. Furthermore, progress, while encouraging, is not assured, and the process normally encounters setbacks before achieving success. While there may be ample public support for legislative proposals, key support must be created in the relevant legislative committee or a bill may never advance to a vote. Numerous factors impact the legislative process. Any one of these factors could slow or halt the progress and adoption of cannabis for recreational and/or medical purposes, which would limit the overall available market, which could adversely impact our business, revenue and earnings.

BUSINESS

Description of the Business

Drop Delivery is a SaaS based logistics and delivery software company that enables small-to-enterprise level cannabis delivery companies to advertise, distribute, and deliver their cannabis-related consumer products in accordance with state regulation. The Company replaces multiple software vendors for dispensary and delivery companies´ day-to-day operations via SaaS related software that provides a turnkey delivery management solution. Platform benefits include increased sales and retention, CRM, loyalty programs and last mile delivery among others. The Company was originally formed as a California corporation on June 14, 2019 and named Drop Delivery, Inc. On October 7, 2019, the Company changed its name to Drop Technologies, Inc. On August 31, 2020, the Company changed its name to Drop Delivery Inc.

Business Plan

Cannabis sales in America are increasingly transacted through some form of delivery especially with the recent pandemic. In general, online shopping and delivery have been embraced by the modern consumer in verticals beyond just cannabis and cannabis companies are attempting to stay relevant in the increasingly competitive cannabis landscape. Currently some form of delivery is allowed in almost every state where recreational cannabis is legal. It is important to note, the limitations and regulations on delivery can differ dramatically from one state to another. In many states, cannabis delivery has found inroads serving seniors and patients who may be mobility impaired.

The Company was created to service the emerging cannabis delivery market. We anticipate that we will enter the restaurant delivery market as we increase our business operations, increase revenue and raise additional working capital. Through our comprehensive suite of SaaS software, we have created a turnkey delivery management solution for delivery companies or those who are looking to deliver from brick and mortar. We believe that we are the only software solution that includes Dynamic Inventory, SMS Texting, Loyalty, Last Mile, Metrc Certified, Automated Marketing Tools, Smart Deals, CRM, and Digital Payments.

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. Any capital we raise will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Drop Delivery App	Platform to order cannabis related products via app that connects sellers with buyers and includes a CRM, loyalty program, delivery, order management, order tracking, inventory handling, and a full suite of services for both buyers and sellers. Compliant with Metrc, a required software in 15 US states.	Direct to consumer for adults of legal age eligible to purchase cannabis related products.
Drop Delivery Software	White label software to provide delivery services for cannabis software companies that need third party integrations connected to customer purchase data across Apple and Android devices.	Business to Business software for small and medium consumer product cannabis companies nationally.
DropSend	Marketing platform providing advanced messaging services, including two way messaging, mass texting, data collection, MMS	Business to Business software for small and medium-sized businesses of any industry.

	Marketing, extended messaging, and autoresponders.	

Competition

The markets for our services are highly competitive and characterized by frequent new product and services introductions, novel marketing strategies and rapid technological advances. Our competitors may employ aggressive marketing strategies or expand their product and services offerings to gain or maintain market share. Principal competitive factors important for our Company include low operating costs, lower regulatory exposure as an ancillary business to the cannabis industry, speed of onboarding new customers and minimal cost associated with onboarding customers.

Our primary competitors are Baker, Meadow, Weedmaps, Webjoint, IndicaOnline, and Jungleworks.

We believe the recent legal changes in states such as Rhode Island, Connecticut, New York, New Mexico and Virginia will create great opportunities for our company to further expand our network in North America. The marginal cost for Drop Delivery is minimal in comparison to the overall costs experienced by cannabis growers and cannabis retail operations. The costs for us to enter a new market are minimal. These costs include the replication of our technology for such markets and relatively minimal marketing dollars to grow the user base in each given area. We intend to duplicate our existing model in new markets in order to grow our business and user base.

Other companies who deal with cannabis directly have significant legal and capital barriers impeding their growth into another state. However, since we are an ancillary company, most of the current regulations and strict cannabis laws do not pertain to our operations as we do not "touch the plant."   Because of the overall growth in the market and low legal barriers, we believe that growth opportunities are very significant for the foreseeable future.

Customer Base

The primary user base consists of licensed companies that sell cannabis-related products, cannabis dispensaries, and consumers in North America. As more states legalize cannabis, we believe the market can continue to expand and increase our user base nationally. Adults of legal age in states with legalized cannabis products are the primary demographic group.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

All intellectual property, such as the Company's platform, is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Vanessa Gabriel	Chief Executive Officer, Co-Founder and Director	Chief Executive Officer, Co-Founder and Director of Drop Delivery Inc., 2019 – Present Responsible for management and general CEO responsibilities of the Company. Co-Founder, Cannabis Order Ahead, 2017- 2019 Responsible for recognizing market opportunities, forming the team and marketing and promotion	Attended University of Colorado-Boulder, 2010 – 2011; Attended University of the Pacific, 2012 - 2013
Marc Lopez	Chief Technology Officer, Co-Founder and Director	Chief Technology Officer, Co-Founder and Director of Drop Delivery Inc., 2019 – Present Responsible for managing technology development, support and general CTO responsibilities of the Company. Co-Founder, Cannabis Order Ahead, 2017 - 2019 Responsible for developing the company's strategy for using technological resources and evaluating and implementing new systems and infrastructure	Attended San Jose State University; Pursued Associates Degree, 2014 – 2016; Las Positas Community College, 2012 - 2014
Jade Gabriel	Chief Product Officer, Co-Founder and Director	Chief Product Officer, Co-Founder and Director of Drop Delivery Inc., 2019–Present Responsible for managing sales, customer experience, curriculum and customer support. Lead UI/UX designer, Cannabis Order Ahead, 2017 - 2019 Responsible for oversight and management of the product's roadmap. Lead UI/UX designer, 10 BLOCK, 2016- Present Responsible for oversight and management of the product's roadmap.	Graduated High School, 2015

Quincy Taylor	Sales Director	Sales Director of Drop Delivery Inc., 2019 – Present	Attended Riverside City College, 2011 - 2012
		Responsible for managing sales and customer accounts	
		Sales Executive and Account Manager of Cannabis Order Ahead, 2017 – 2019	
		Responsible for managing sales and customer accounts	

Biographical Information

Vanessa Gabriel: Vanessa is the CEO and Co-Founder of the Company. She has founded multiple startups and recently exited in the cannabis industry with Greenlight Technologies, Inc., the first mobile order ahead app within 9 months of launching.

Marc Lopez: Marc is the CTO and Co-Founder of the Company. He is a Web developer with over 8 years of experience in established and rapidly growing industries with a focus in mobile development and data analytics. He recently exited in the cannabis industry with Greenlight Technologies, Inc.

Jade Gabriel: Jade is the Chief Product Officer and Co-Founder for the Company. She is an Award-winning UI/UX designer that has led product teams for social streaming, fashion, mobile commerce, and cannabis. Her products have grossed over $65 million in sales transactions.

Quincy Taylor: Quincy is the Sales Director for the Company. He has over six years of experience in the cannabis industry from managing dispensaries to selling enterprise software.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 90,000,000 shares of common stock, no par value (the "**Common Stock**"). As of the filing of this Form C-AR, 12,661,656 shares of Common Stock are issued and outstanding. Additionally, the Company has issued options to purchase 186,350 shares of its Common Stock to certain advisors of the Company.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,661,656
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Advisor Option to Purchase Common Stock
Shares Issuable Upon Exercise	186,350*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

*155,100 options are vested as of the date of this filing.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Unsecured Advances from Co-Founder and Chief Technology Officer
Amount Outstanding	$16,053
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Advances from Co-Founder and Chief Executive Officer
Amount Outstanding	$16,439
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Advances from Shareholder Company
Amount Outstanding	$57,411
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Advances from Shareholder
Amount Outstanding	$3,100
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Stripe Loan Agreement- Celtic Bank
Amount Outstanding	$82,782
Material Terms	Stripe retains 20% of gross proceeds processed and collected through Stripe to cover principal plus fixed fee until the loan amount is paid off; Repayment made every 60 days with minimum repayment amount of $9,198 on each repayment date.
Description of Collateral	Secured
Maturity Date	December 14, 2023

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$10,000	10,000,000	N/A	June 14, 2019	Section 4(a)(2)
Common Stock	$0	1,234,874	N/A	From March 30, 2020 to March 5, 2021	Section 4(a)(2)
Advisor Option to Purchase Common Stock	N/A	186,350	N/A	July 30, 2020; September 10, 2020; February 24, 2021;	Section 4(a)(2)
Common Stock	$1,069,868	1,426,782	Product Development and General Working Capital	August 19, 2020; September 30, 2020; November 5, 2020; December 15, 2020; March 5, 2021	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

The Company was originally formed as a California corporation on June 14, 2019 and named Drop Delivery, Inc. On October 7, 2019, the Company changed its name to Drop Technologies, Inc. On August 31, 2020, the Company changed its name back to Drop Delivery Inc.

Cash and Cash Equivalents

As of September 30, 2022, the Company had an aggregate of approximately $10,000 in cash and cash equivalents, leaving the Company with approximately 1 month of runway. The Company has received financial support representations from its founders to fund the Company.

Liquidity and Capital Resources

In March 2021, the Company completed an offering pursuant to Regulation CF and raised $1,069,868.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) On January 5, 2022, the Company's CTO and Co-Founder, Marc Lopez, provided an advance to the Company in the amount of $17,508. The advance does not carry an interest rate and does not have a maturity date. The current balance as of August 31, 2022 is $16,053.

(b) From time to time between 2019 and 2021, the Company's CEO and Co-Founder, Vanessa Gabriel, has provided advances to the Company. These advances, net of repayments, were $23,156 as of January 31, 2022. The advances do not carry an interest rate and do not have a maturity date. The current balance as of August 31, 2022 is $16,439.

(c) A company owned by a shareholder who is the father of Vanessa Gabriel, the CEO and Co-Founder of the Company, and Jade Gabriel, Chief Product Officer and Co-Founder of the Company (the 'Shareholder Company") pays providers for services performed for the Company and the Company then repays the Shareholder Company for such amount. These obligations are short-term in nature and are non-interest bearing. The amount owed to the Shareholder Company as of January 31, 2022 was $57,411. The current amount owed to the Shareholder Company as of August 31, 2022 was $57,411. These advances do not carry an interest rate and do not have a maturity date.

(d) In December 2019, the brother of Vanessa Gabriel, the CEO and Co-Founder of the Company, and Jade Gabriel, Chief Product Officer and Co-Founder of the Company, provided an advance to the Company in the amount of $3,100. The advance does not carry an interest rate and does not have a maturity date.

EXHIBIT B
FINANCIALS (AUDITED)
(EXHIBIT B TO FORM C-AR)
October 14, 2022

Drop Delivery Inc.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Drop Delivery Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Drop Delivery Inc. (the "Company") as of January 31, 2022 and 2021, the related statements of operations, stockholders' deficit, and cash flows for the periods then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022 and 2021, and the results of its operations and its cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has generated no revenues to date, suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ TAAD LLP

TAAD LLP

We have served as the Company's auditor since 2021
Diamond Bar, CA
October 4, 2022

DROP DELIVERY INC.
BALANCE SHEETS

		January 31, 2022		January 31, 2021
ASSETS				
Current assets:				
Cash	$	19,151	$	409,131
Accounts receivable		7,010		1,194
Other receivable		—		3,000
Total current assets		26,161		413,325
Total Assets	$	26,161	$	413,325
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable and accrued liabilities	$	188,972	$	37,302
Deferred revenue		54,718		8,655
Due to related parties		101,176		64,362
Total current liabilities		344,866		110,319
Non-current liabilities:				
Note payable		36,482		—
Total Liabilities		381,348		110,319
Commitments and contingencies		—		—
Stockholders' equity (deficit):				
Common stock, no par value, 90,000,000 shares authorized; 12,661,656 and 12,538,217 shares issued and outstanding at January 31, 2022 and 2021, respectively		—		—
Additional paid-in capital		1,099,036		954,023
Accumulated deficit		(1,454,223)		(651,017)
Total Stockholders' Equity (Deficit)		(355,187)		303,006
Total Liabilities and Stockholders' Equity (Deficit)	$	26,161	$	413,325

See accompanying Notes to the Financial Statements

DROP DELIVERY INC.
STATEMENTS OF OPERATIONS

	For the Twelve Months Ended January 31, 2022	For the Twelve Months Ended January 31, 2021
Net revenues	$ 739,264	$ 240,655
Operating expenses:		
Selling and marketing	92,047	34,321
General and administrative	1,449,263	847,965
Total operating expense	1,541,310	882,286
Operating loss	(802,046)	(641,631)
Other (expense):		
Interest expense	(360)	(937)
Economic Injury Disaster Grant	—	5,000
Total other (expense)	(360)	4,063
Loss before provision for income taxes	(802,406)	(637,568)
Provision for income taxes	800	800
Net loss	$ (803,206)	$ (638,368)
Weighted average shares basic and diluted	12,650,623	8,550,878
Weighted average basic and diluted loss per common share	$ (0.06)	$ (0.07)

See accompanying Notes to the Financial Statements

DROP DELIVERY INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance – January 31, 2020	— $	— $	— $	(12,649) $	(12,649)
Sale of common stock, net of fees	1,311,418	—	889,690	—	889,690
Issuance of Founders' common stock	10,000,000	—	—	—	—
Common stock issued for services	1,226,799	—	43,250	—	43,250
Stock option expense	—	—	21,083	—	21,083
Net loss	—	—	—	(638,368)	(638,368)
Balance – January 31, 2021	12,538,217	—	954,023	(651,017)	303,006
Sale of common stock, net of fees	115,364	—	85,202	—	85,202
Common stock issued for services	8,075	—	—	—	—
Stock option expense	—	—	59,811	—	59,811
Net loss	—	—	—	(803,206)	(803,206)
Balance – January 31, 2022	12,661,656 $	— $	1,099,036 $	(1,454,223) $	(355,187)

See accompanying Notes to the Financial Statements

DROP DELIVERY INC.
STATEMENTS OF CASH FLOWS

	For the Twelve Months Ended January 31, 2022	For the Twelve Months Ended to January 31, 2021
Cash flows from operating activities:		
Net loss	$ (803,206)	$ (638,368)
Adjustment to reconcile net loss to net cash used in operating activities:		
Common stock issued for services	—	43,250
Stock option expense	59,811	21,083
Changes in operating assets/liabilities:		
Accounts receivable	(5,816)	(943)
Other receivable	—	3,000
Accounts payable and accrued liabilities	151,670	32,136
Deferred revenue	46,063	5,976
Net cash used in operating activities	(551,478)	(533,866)
Cash flows from financing activities:		
Proceeds from sale of common stock, net of fees	88,202	886,690
Proceeds from issuance of notes payable	36,482	125,000
Net advances from related parties	36,814	55,662
Repayment of notes payable	—	(125,000)
Net cash generated from financing activities	161,498	942,352
Net change in cash	(389,980)	408,486
Cash, beginning of period	409,131	645
Cash, end of period	$ 19,151	$ 409,131
Supplemental disclosures of cash flow information		
Cash paid during the period for:		
Interest	$ 360	$ 937
Taxes	$ —	$ —

See accompanying Notes to the Financial Statements

1.   Organization and Business

Organization and Business

We were incorporated on June 14, 2019 in the State of California. On October 7, 2019 we changed our name to Drop Technologies Inc. by filing a Certificate of Amendment of Articles of Incorporation with the state of California and on August 31, 2020, we changed our name back to Drop Delivery Inc by filing another Certificate of Amendment to our Articles.

Our Company is in the business of offering a full-service suite of software for Cannabis retailers from which we derive revenues for subscriptions, set-up fees and SMS texting packages. The software suite provides the retailers with their own branded e-commerce app allowing for the retailers to customize reward and loyalty programs, SMS texting features and smart deals to increase retailers' revenues. Our software also provides retailers with last mile delivery logistics, features for compliancy with state regulations and various reporting options.

2.   Summary of Significant Accounting Policies

Basis of Presentation

We have prepared the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). Our Company's year-end is January 31.

Going Concern Considerations

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of our Company as a going concern. We have an accumulated deficit of $1,454,223 as of January 31, 2022 and, although we were able to raise $974,892 in net proceeds from the sale of our common stock over the last two years, the continuation of our Company as a going concern is dependent upon our ability to raise additional funds and/or through the attainment of profitable operations. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern. If our working capital needs are not met and we are unable to obtain adequate capital, we could be forced to cease operations.

The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

As previously noted, the fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include accounts receivable, accounts payable and accrued liabilities, deferred revenue and related-party advances. Fair values for these items were assumed to approximate carrying values because of their short-term nature or their status of being payable on demand.

Accounts Receivable

Accounts receivable are stated at estimated net realizable value. Accounts receivable are comprised of balances due from a collecting service who handles customer payments and are stated net of estimated allowances for uncollectible amounts. In determining the collections on our accounts, historical trends are evaluated, and specific customer issues are reviewed to arrive at appropriate allowances, if any. Accounts receivable at January 31, 2022 and 2021 are $7,010 and $1,194, respectively.

Internal Use Software

We account for costs incurred to develop or purchase computer software for internal use in accordance with Accounting Standards Codification ("ASC") 350-40 "Internal-Use Software" or ASC 350-50 "Website Costs". As required by ASC 350-40, we capitalize the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use computer software are expensed as incurred. Capitalized development costs are amortized on a straight-line basis over a period of five years, management's estimate of the economic life. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

We have determined that, as of January 31, 2022, there have been no expenditures for our software that require capitalization.

Revenue Recognition

At our inception, we adopted ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Under this guidance, operating revenue is recognized at the time a good or service is transferred to a customer and the customer receives the service performed. Our revenue arrangements with customers are predominantly short-term in nature involving a single performance obligation related to the delivery of the service and generally provide for transfer of control at the time payment for the service is received.

Our reported net revenue consists principally of sales of monthly subscriptions for the use of our Cannabis delivery services software. Customer payments are typically received in advance of providing the monthly services, and we recognize our revenue evenly throughout the period in which the services are provided. Our services are typically provided digitally.

We exclude from the measurement of the transaction price, if applicable, all taxes imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer, including sales, use, excise, value-added, and franchise taxes (collectively referred to as sales taxes). Sales taxes which may be collected are not recognized as revenue but are included in accounts payable on the balance sheets as they would ultimately be remitted to governmental authorities. No such taxes have yet been charged or collected.

We have elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to recognize the promised amount of consideration without adjusting for the effects of a significant financing component if the contract has a duration of one year or less. Our revenue arrangements are short-term in nature and do not have significant financing components, therefore we have not adjusted consideration.

Common Stock Issued for Services

Our accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of Emerging Issues Task Force ("EITF") 96-18, *Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, codified into ASC 505 *Equity*. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement at various performance completion dates, and for unvested instruments, at each reporting date. Compensation expense, once recorded, may not be reversed.

Stock option grants are valued using a Black-Scholes option valuation model. The assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected term of the award. The risk-free rate of interest was based on the U.S. Treasury bond rates appropriate for the expected term of the award. There are no expected dividends as we do not currently plan to pay dividends on our common stock. Expected stock price volatility was based on historical volatility levels of our common stock. The expected term is estimated by using the actual contractual term of the awards and the expected length of time for the employees to exercise the awards.

Income Taxes

We account for income taxes in accordance with ASC 740 - *Income Taxes*, which requires us to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes.

Our income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

Net Loss Per Share

We compute net income (loss) per share in accordance with ASC 260, *Earnings per Share*. ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period unless the impact of those shares on the EPS calculation would be anti-dilutive. As of January 31, 2022 and 2021, we had no potentially dilutive shares.

New Accounting Pronouncements

We have reviewed all accounting pronouncements recently issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC and have determined that they are either not applicable or are not believed to have a material impact on our present or future financial statements.

3.   Related Parties Transactions

Due to Related Parties

From time to time, we received advances from our officers and directors. In addition, a company owned by one of our founding shareholders (the "Shareholder Company") pays service providers for services performed for our Company and we repay the Shareholder Company. All amounts owed to related parties are short-term and non-interest bearing. Imputed interest is considered insignificant.

Amounts owed to related parties as of January 31, 2022 and 2021 consisted of the following:

	2022	2021
Owed to Officers, Director	$ 40,665	$ 3,851
Owed to Shareholder	3,100	3,100
Owed to Shareholder Company	57,411	57,411
Total	$ 101,176	$ 64,362

Leased Facilities

We currently occupy approximately 1,200 square feet in an office in Venice, California. The entire office space is leased under a Commercial Lease Agreement "CLA") between the landlord and the Shareholder Company that began on August 1, 2019 and terminates on July 31, 2022. Our Company makes monthly lease payments under a verbal month-to-month lease arrangement with the Shareholder Company, but we have no obligation to the landlord under the CLA. Neither is there any future rent obligation to the Shareholder Company if we decide to find other office space.

4.   Note Payable

PPP Loan

Effective February 2, 2021 we entered into a Paycheck Protection Program Promissory Note and Agreement ("PPP Loan") with Wells Fargo Bank ("Lender") in the amount of $36,482. The PPP Loan, which is unsecured, bears interest at 1.0% per annum and is subject to forgiveness, in whole or in part, in accordance with the Paycheck Protection Program requirements. The amount of principal and interest that remain unforgiven matures five (5) years from the date the PPP Loan was executed by the Lender. We recorded interest expense of $360 for this loan during the fiscal year ended January 31, 2022.

On May 5, 2022 we received notification that the full amount of the PPP Loan was forgiven. During the year ending January 31, 2023, we will record an extinguishment of debt to reflect the loan forgiveness.

Consultant Loan

On April 27, 2020, we issued a Promissory Note to Swell Holdings, LLC, a consultant to our Company, in the principal amount of $125,000. The note was repayable on the six-month anniversary of the date issued (the "Maturity Date"). The note bore no interest if repaid within 30 days and bore interest at 1.5% per annum if repaid by the Maturity Date. The note principal and interest were repaid in full on October 6, 2020. Interest accrued on this note totaled $937 during the fiscal year ended January 31, 2021.

5.   Capital Stock

Common Stock

We are authorized to issue 90,000,000 shares of our no-par value common stock and each holder is entitled to one (1) vote on all matters subject to a vote of stockholders.

During the fiscal years ended January 31, 2022 and 2021, we had the following activity in our common stock:

Sale of Common Stock

On March 27, 2020 we entered into an agreement with Equifund Crowd Funding Portal Inc. in which Equifund agreed to act as our Company's exclusive crowdfunding portal in connection with an offering of our common stock to raise a maximum amount of $1,070,000. Our stock was priced at $0.75 per share for purposes of this offering. Under the agreement, we agreed to pay Equifund at each closing of the transactions contemplated by this agreement a cash fee equal to 7% of the gross amount raised plus 7% in shares of our Company prorated to the amount sold at each closing. We also agreed to pay Equifund a $10,000 due diligence fee.

The following table summarizes the results of our offering of common stock with Equifund:

	Fiscal Year Ended January 31, 2022		Fiscal Year Ended January 31, 2021	
Shares of common stock issued		115,364		1,311,418
Gross proceeds:				
Proceeds from sale of common stock	$	86,514	$	983,354
Less fees paid to broker:				
cash fee, credit card fees, final fee adjustments		(1,312)		(83,664)
Due diligence fee		—		(10,000)
Total net proceeds		85,202		889,690
Adjustment for proceeds received in subsequent period		3,000		(3,000)
Proceeds received in reporting period	$	88,202	$	886,690

Shares Issued to Founders

During the fiscal year ended January 31, 2021, we issued 10,000,000 of our common shares to six founders. Nothing was recorded for these issuances.

Shares Issued to Advisors and Consultants:

During the fiscal years ended January 31, 2022 and 2021, we issued 8,075 and 91,799 shares to Equifund under the arrangement described in "Sale of Common Stock" above.

During the fiscal year ended January 31, 2021, we issued 35,000 shares to two advisors which we valued at $26,250 or $0.75 per share. In addition, we issued 1,100,000 shares to two consultants which we valued at $17,000, the value of which was based on documentation supplied by the consultants for the value of the services provided.

In connection with the shares issued to advisors and consultants, we recorded general and administrative expense in the fiscal years ended January 31, 2022 and 2021 totaling zero and $43,250, respectively.

Stock Options Issued to Advisors

Effective February 24, 2021, we entered into an Advisor Agreement with an individual for which the only compensation was the advisor's right to purchase 50,000 shares of our common stock. During the fiscal year ended January 31, 2021, we entered into Advisor Agreements with two individuals for which the compensation was the advisors' right to purchase a total of 136,350 shares of our common stock. The exercise price under all three agreements, as amended, is $0.001 per share. So long as each Advisor continues to be retained by our Company, the options may be exercised according to the schedules outlined in each Advisor Agreement beginning on the one-year anniversary of the date of each agreement. The option in the fiscal 2022 vests over a period of four years and the options in both fiscal 2021 agreements vest over a period of two years.

The fair value of each option was estimated on the respective dates of grant using the Black-Scholes option pricing model resulting in fair values totaling $139,579 for all three agreements. We are amortizing the resulting stock option valuations to expense over the expected service period of the underlying Advisor Agreements. For the fiscal years ended January 31, 2022 and 2021, we recorded stock option expense of $59,811 and $21,083, respectively.

The assumptions used in determining the fair value of the stock options were as follows:

	Fiscal Year Ended January 31, 2022	Fiscal Year Ended January 31, 2021
Expected term in years	4 years	2 years
Risk-free interest rate	0.62%	0.11% to 0.14%
Annual expected volatility	117.6%	100.0%
Dividend yield	0.00%	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the stock price based on the corresponding volatility of our historical stock price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the minimum term of the underlying Advisor Agreement.

Activity related to stock options for the fiscal years ended January 31, 2022 and 2021 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value – Exercisable Shares
Balance – February 1, 2020	0	—		
Granted – fiscal year ended January 31, 2021	136,350	$ 0.001		
Exercised – fiscal year ended January 31, 2021	—	—		
Balance – January 31, 2021	136,350	0.001	1.59	$ 102,126
Granted – fiscal year ended January 31, 2022	50,000	0.001		
Exercised – fiscal year ended January 31, 2022	—	—		
Balance – January 31, 2022	186,350	$ 0.001		
Exercisable – January 31, 2022	117,792	$ 0.001	3.3	$ 88,226

6. Income Taxes

We have filed tax returns through our fiscal year ended January 31, 2021 and our January 31, 2022 tax returns are on extension. As of January 31, 2022, we have net operating loss carry forwards, on a book basis, of $1,409,438 which may be available to reduce various future years' federal taxable income. Future tax benefits which may result from these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, we have recorded a valuation allowance for the deferred tax asset relating to the net operating loss carry forwards.

The following table presents the current income tax provision for federal and state income taxes for the fiscal years ended January 31, 2022 and 2021:

	Fiscal Year Ended January 31, 2022		Fiscal Year Ended January 31, 2021	
Current tax provisions:				
Federal	$	–	$	–
State		800		800
Total provision for income taxes	$	800	$	800

Reconciliations of the U.S. federal statutory rate to the actual tax rate for the fiscal years ended January 31, 2022 and 2021:

	Fiscal Year Ended January 31, 2022	Fiscal Year Ended January 31, 2021
US federal statutory income tax rate	21.0%	21.0%
State income tax, net of federal benefit	7.0%	7.0%
Stock issued for services	-0.0%	-1.9%
Other permanent differences	-0.2%	-0.0%
Increase in valuation reserve	-27.9%	-26.1%
Total provision for income taxes	0.0%	-0.1%

The components of our deferred tax assets as of January 31, 2022 and 2021 consisted of the following:

	2022		2021	
Net operating loss carry forwards	$	394,062	$	170,274
Less: valuation allowance		(394,062)		(170,274)
Net deferred tax assets	$	–	$	–

During the fiscal year ended January 31, 2022, the valuation reserve increased $223,789 compared to an increase of $166,818 during the fiscal year ended January 31, 2021. In assessing the recovery of the deferred tax assets, management considers whether it is more likely than not that our Company will not realize some portion or all of the deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Management considers the scheduled reversals of future deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. As a result, management determined, as of January 31, 2022 that it was more likely than not the deferred tax assets would not be realized.

7.   Emergency Economic Injury Grant

On April 21, 2020, we received an Emergency Economic Injury Grant of $5,000. These grants from the Small Business Administration provide an emergency advance to small businesses harmed by COVID-19 and do not require repayment under any circumstances. We recorded this grant in Other Income for the fiscal year ended January 31, 2021.

8.   Subsequent Events

PPP Loan

As discussed in Note 4, effective February 2, 2021 we entered into a PPP Loan in the amount of $36,482. The PPP Loan, among other things, was subject to forgiveness, in whole or in part, in accordance with the Paycheck Protection Program requirements. On May 5, 2022 we received notification that the full amount of the PPP Loan was forgiven. During the year ending January 31, 2023, we will record an extinguishment of debt to reflect the loan forgiveness.

Line of Credit

On April 4, 2022, we entered into a Financing and Security Agreement with a lender under which we may make draws subject to a credit limit. The interest rate and repayment period for each draw is established by the lender at the time of each draw and the lender will deduct a draw fee and a payment processing fee from the amount of each draw. On April 4, 2022, we made a draw of $5,000 under this agreement to be repaid over 26 weeks with a monthly payment of $225.

Loan Agreement

On June 15, 2022, we entered into a Loan Agreement with a lender who manages the collections of our receivables. The amount borrowed under this agreement was $73,000. The loan has a maturity date of December 14, 2023 and has a fixed fee of $9,782 so that the full amount of repayment is $82,782. The loan is repayable through the withholdings of receivable collections with repayments taking place every 60 days beginning June 22, 2022 with a minimum repayment amount of $9,198 each repayment date.

Lease Agreement

As discussed in Note 3, we occupy office space under a lease between the landlord and the Shareholder Company, which lease expires July 31, 2022. Under the lease, we make monthly lease payments in accordance with a verbal month-to-month lease arrangement with the Shareholder Company. Effective August 1, 2022, we executed an Addendum to Renew or Extend Lease Agreement with the landlord under which our Company became directly liable for all lease obligations. The lease renewal expires August 31, 2025. Monthly rent expense is as follows: $6,441 for the period August 1, 2022 through July 31, 2023; $6,763 for the period August 1, 2023 through July 31, 2024; $7,101 for the period August 1, 2024 through the end of the lease period.